May 2, 2014

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Russell Mancuso

Re:	LTX-Credence Corporation
Registration Statement on Form S-3
Filed April 3, 2014
File No. 333-195033

Dear Mr. Mancuso:

On behalf of LTX-Credence Corporation (the “Company”), set forth below are responses to comments contained in a letter, dated April 28, 2014 (the “Letter”), from Russell Mancuso of the Staff of the Securities and Exchange Commission (the “Staff”) to David G. Tacelli, the Company’s Chief Executive Officer. The responses contained herein are based on information provided to us by representatives of the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

On behalf of the Company, we advise you as follows:

Fee Table

1.	Please revise the third sentence of footnote (1) to your fee table to reflect the language of Rule 416(a).

Response:	In response to the Staff’s comment, the Company has revised the language in footnote (1) to the fee table.

Incorporation by Reference, page 2

2.	Please revise the second bullet point on this page to clarify, if true, that you are incorporating by reference your Form 10-Q for the fiscal quarter ended on January 31, 2014 instead of January 31, 2013.

Response:	In response to the Staff’s comment, the Company has revised the incorporation by reference language on page 2 to reference the Company’s Form 10-Q for the fiscal quarter ended January 31, 2014.

Securities and Exchange Commission

May 2, 2014

3.	Given your disclosure on page 12 of your most recent Form 10-Q regarding your acquired business’ $40 million contribution to revenue, it appears that product sales excluding the acquisition decreased. Please tell us the reasons for the decrease and provide us your analysis of why your discussion of your net sales on page 27 of that Form 10-Q adequately provides all disclosure that Regulation S-K Item 303 requires in this regard. Likewise, please provide us your analysis of how your disclosure permits investors to understand (1) the magnitude of your change in gross profit absent the effect of acquisitions, and (2) the portion of your increased selling, general and administrative expenses that reflect continuing expenses due to acquisitions as opposed to one-time fees.

Response:	Regulation S-K Item 303 (“Item 303”) paragraph (b) – Interim periods—requires management’s discussion and analysis of the financial condition and results of operations to provide adequate disclosure to enable the reader to assess material changes in financial condition and results of operations between the periods presented in a given filing. The Company refers the Staff to the following Instructions in Paragraph (b) of Item 303 to support the Company’s disclosures as presented in its Quarterly Report on Form 10-Q for the quarter ending January 31, 2014 (the “Q2 10-Q”):

Instruction 2. In preparing the discussion and analysis required by Item 303(b), the registrant may presume that users of the interim financial information have read or have access to the discussion and analysis required by Item 303(a) – Full fiscal years for the preceding fiscal year.

Instruction 3. The discussion and analysis required by Item 303(b) is required to focus only on material changes.

Instruction 4. The registrant’s discussion of material changes in results of operations shall identify any significant elements of the registrant’s income or loss from continuing operations which do not arise from or are not necessarily representative of the registrant’s ongoing business.

Consistent with these instructions, the Company’s analysis of the disclosures made in the Q2 10-Q is as follows:

Change in Product Sales

    In the Q2 10-Q, the Company reported product sales for the quarter ended January 31, 2014 of $60.1 million as compared to $26.1 million for the comparative period in the prior fiscal year. On page 12 of the Q2 10-Q, the Company disclosed that $40.0 million of the product sales generated for the quarter ended January 31, 2014 was derived from businesses acquired during the quarter. Excluding product sales from the acquired businesses, product sales decreased $6.0 million during the same period. This decrease was driven by

Securities and Exchange Commission

May 2, 2014

lower customer demand for the Company’s test equipment caused by lower demand in the Company’s customers’ markets for the quarter ended January 31, 2014 as compared to the quarter ended January 31, 2013. The Company’s business is highly cyclical and the Company disclosed this fact within its Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and Risk Factors sections in the Q2 10-Q, as well as the Company’s last Annual Report on Form 10-K, which was filed by the Company with the Securities and Exchange Commission on October 11, 2013. The Company’s product sales are driven largely by the capital expenditure budgets and spending patterns of its customers, which in turn are dependent upon current and anticipated market demand for the customers’ semiconductor devices, printed circuit boards and the products that incorporate them.

As a result, the Company’s normal ongoing operations are subject to significant fluctuations in its underlying product lines on a quarterly basis. Accordingly, the Company does not consider the above identified changes in the comparative periods, excluding the impact of the acquisition, as material changes to its ongoing business that would warrant additional disclosure within the MD&A section of the Q2 10-Q.

Change in Gross Profit

In the Q2 10-Q, the Company reported gross profit of $26.8 million for the quarter ended January 31, 2014 as compared to a gross profit of $18.6 million for the quarter ended January 31, 2013. The acquired businesses contributed $12.8 million to the total gross profit for the quarter ended January 31, 2014, with $14.0 million derived from the Company’s pre-acquisition businesses. On a comparative basis, the $14.0 million of pre-acquisition business gross profit represents a $4.6 million decrease from the quarter ended January 31, 2013 which is in line with the reduction in product sales described above for the same period.

In the MD&A section of the Q2 10-Q, the Company disclosed that the increase in total gross profit was driven by higher net sales from the acquired businesses. The Company also noted that, excluding the gross profit of the acquired businesses, gross profit decreased due to less absorption of fixed cost of sales on lower pre-acquisition business net sales for the period presented.

As previously discussed, the Company’s normal ongoing operations are subject to significant fluctuations in its underlying product lines on a quarterly basis, so the Company does not consider the above identified changes in the comparative periods, excluding the impact of the acquisition, as material changes to its ongoing business that would warrant additional disclosure within the MD&A section of the Q2 10-Q.

Securities and Exchange Commission

May 2, 2014

Selling, General and Administrative Expenses

In the Q2 10-Q , the Company reported $17.9 million of selling, general and administrative expenses for the quarter ended January 31, 2014 as compared to $9.2 million for the quarter ended January 31, 2013. The Company disclosed that the increase in selling, general and administrative expenses for the quarter ended January 31, 2014 as compared to the quarter ended January 31, 2013 was due primarily to expenses incurred by the acquired businesses as well as acquisition-related professional fees. The Company disclosed on page 14 of the Notes to Consolidated Financial Statements for the quarter ended January 31, 2014 set forth in the Q2 10-Q that it incurred acquisition-related professional fees of $0.4 million during the quarter ended January 31, 2014. Excluding the impact of acquired businesses (which the Company supplementally advises the Staff was $8.1 million) and acquisition-related professional fees, selling, general and administrative expenses for the Company’s pre-acquisition businesses were $9.4 million for the quarter ended January 31, 2014 as compared to $9.2 million for the quarter ended January 31, 2013.

Regulation S-K Item 303 requires registrants to provide disclosures on material changes in results of operations for the periods presented. The Company provided qualitative disclosures that the increase in selling, general and administrative expenses was due primarily to the acquired businesses, as well as the impact of acquisition-related professional fees, which were specifically quantified elsewhere in the document. The Company considers the increase in pre-acquisition business-only selling, general and administrative expenses for the quarter ended January 31, 2014 as compared to the quarter ended January 31, 2013 immaterial and therefore does not warrant additional disclosure within MD&A.

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While the Company believes that the Q2 10-Q disclosures were consistent with the requirements of Item 303(b) and its Instructions, in an effort to enhance the transparency of the Company’s disclosures, in future filings covering fiscal periods in which the results of operations of any acquired business, including the acquired businesses discussed in the Q2 10-Q, have a material impact on the fiscal period over fiscal period comparisons discussed in the filing, the Company will include in MD&A a discussion of material changes in the Company’s results of operations that includes and excludes the impact of such acquired businesses.

Securities and Exchange Commission

May 2, 2014

Description of Debt Securities, page 7

4.	From your disclosure on this page and in the antepenultimate bullet point on page 8, it appears that your debt securities may be guaranteed. Please note that any guaranties should be registered for sale at the time the debt securities are registered for sale. Accordingly, please revise your fee table to include guaranties. In this regard, we note that any additional obligors must be added as co-registrants. Alternatively, if the debt securities will not be guaranteed, please revise your disclosure on pages 7 and 8 accordingly.

Response:	The Company does not intend to issue guaranteed debt securities and has revised its disclosure in the places noted in the Staff’s comment to remove references to guarantees.

Exhibit 5.1

5.	Please tell us why this opinion addresses Class A common stock, while your registration statement – including your fee table and prospectus cover – does not refer to Class A.

Response:	The opinion attached as Exhibit 5.1 to the registration statement has been revised in response to the Staff’s comment.

6.	We note the list of documents identified in the first full paragraph on page 2 of this exhibit. To satisfy your obligation under Regulation S-K Item 601(b)(5), you should file an opinion that is based on all relevant facts, not merely selected documents listed by counsel. Please file a revised opinion that does not indicate the contrary.

Response:	The opinion attached as Exhibit 5.1 to the registration statement has been revised in response to the Staff’s comment.

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If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (202) 663-6402 or facsimile at (202) 663-6363. Thank you for your assistance.

Very truly yours,

/s/ Erika Robinson

Erika Robinson

cc: David G. Tacelli